UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On May 14, 2020, Gamida Cell Ltd. (the “Company”) announced that Shawn Tomasello has been appointed to serve as Chairperson of the Company’s newly established Commercialization Committee (the “Committee”) that has been tasked with establishing a sales, marketing and distribution infrastructure to commercialize the Company’s lead product candidate, omidubicel, following approval by the U.S. Food and Drug Administration, if and when granted, and any other product candidates that may be so approved. The Committee intends to hire, among others, a Chief Commercial Officer to replace Thomas Klima. Following a recent background check on Mr. Klima, the Company found material inaccuracies. As a result, the Company accepted Mr. Klima’s resignation, effective immediately.

Ms. Tomasello has served on the Company’s board of directors since June 2019. Ms. Tomasello served from 2015 to 2018 as the Chief Commercial Officer of Kite Pharma, Inc., a cell therapy company. Prior to joining Kite Pharma (now, a part of Gilead Sciences, Inc.), from 2014 to 2015 Ms. Tomasello served as the Chief Commercial Officer of Pharmacyclics Inc. (Nasdaq: PCYC), a pharmaceutical manufacturer acquired by Abbvie, Inc. From April 2005 to August 2014, Ms. Tomasello was employed at Celgene Corporation (Nasdaq: CELG), initially as the Vice President, Sales and Training, and then as President of the Americas, Hematology and Oncology, where she was responsible for all aspects of the commercial organization encompassing multiple brands spanning 11 indications. Prior to joining Celgene Corporation, Ms. Tomasello was with Genentech, Inc. (formerly NYSE: DNA) from 1989 through 2005. Her last position at Genentech was National Director, Hematology Franchise (Rituxan®) from early 2003 to April 2005.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.
May 14, 2020	By:	/s/ Shai Lankry
Shai Lankry